All-Associate Town Hall
Joseph R. Swedish
President & CEO
Filed by Anthem, Inc.
(Commission File No. 001-16751) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company: Cigna Corporation
Commission File No. 001-08323

Anthem.

Accountable Caring Easy to do business with Innovative Trustworthy

America’s Valued Health Partner

•
High-quality, high-value
products and services
•
Greater access and choice
for consumers
•
Broader and more diverse
customer base
•
Enhanced analytic and
clinical capabilities
•
More efficient operations
remain our top priorities
Affordability & Quality

Accountable Caring Easy to do business with Innovative Trustworthy

Provider Collaboration Managing Total Cost of Care Consumer Centricity Strategic Pillars

Anthem.

Accountable Caring Easy to do business with Innovative Trustworthy

Purpose Statement Together, we are transforming health care with trusted and caring solutions Vision To be America’s valued health partner

Accountable Caring Easy to do business with Innovative Trustworthy

Q&A

COMMITMENT
CONSUMERS
53
COMMUNITY
ASSOCIATES
value
Quality
YEARS
75
leadership
ACCESS
HEALTH
Personalized
Innovation
vision
care
EFFICIENCY
Million
Accountability
Opportunity
Members
AFFORDABLE
COLLABORATION
Wellbeing
responsibility
Diversity

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any
vote
or
approval,
nor
shall
there
be
any
sale
of
securities
in
any
jurisdiction
in
which
such
offer,
solicitation
or
sale
would
be
unlawful
prior
to
registration
or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna's shareholders and stockholders (as applicable) for their consideration.
In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED
TRANSACTION.
Investors
and
security
holders
will
be
able
to
obtain
free
copies
of
the
registration
statement
containing
the
joint
proxy
statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at
http://www.sec.gov.
Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at
http://www.antheminc.com
or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will
be
available
free
of
charge
on
Cigna’s
internet
website
at
http://www.cigna.com
or
by
contacting
Cigna’s
Investor
Relations
Department
at
(215)
761-4198.
Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report
on
Form
10-K
for
the
year
ended
December
31,
2014
and
its
definitive
proxy
statement
filed
with
the
SEC
on
April
1,
2015.
You
can
find
information
about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus
when
it
is
filed
with
the
SEC.
You
may
obtain
free
copies
of
these
documents
using
the
sources
indicated
above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995
This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna
Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private
Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,”
“anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from
those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the
SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and
Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by
the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs;
reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-
compliance
with
the
complex
regulations
imposed
thereon
and
funding
risks
with
respect
to
revenue
received
from
participation
therein;
our
projected
consolidated
revenue
growth
and
global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non-
compliance by any party with the Express Scripts,
Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including
the
Centers
for
Medicare
and
Medicaid
Services;
events
that
result
in
negative
publicity
for
us
or
the
health
benefits
industry;
failure
to
effectively
maintain
and
modernize
our
information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses
with
the
Blue
Cross
and
Blue
Shield
Association;
possible
impairment
of
the
value
of
our
intangible
assets
if
future
results
do
not
adequately
support
goodwill
and
other
intangible
assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations,
inquiries,
claims
and
litigation
related
to
the
cyber
attack
Anthem
reported
in
February
2015;
changes
in
the
economic
and
market
conditions,
as
well
as
regulations
that
may
negatively
affect
our
investment
portfolios
and
liquidity;
possible
restrictions
in
the
payment
of
dividends
by
our
subsidiaries
and
increases
in
required
minimum
levels
of
capital
and
the
potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995
Important
factors
that
could
cause
actual
results
and
other
future
events
to
differ
materially
from
the
forward-looking
statements
made
in
this
communication
are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii)
the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the
closing
conditions,
including
the
receipt
of
required
regulatory
approvals
and
the
receipt
of
approval
of
both
Anthem’s
and
Cigna’s
shareholders
and
stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety
by
this
cautionary
statement.
Readers
are
cautioned
not
to
place
undue
reliance
on
these
forward-
looking
statements
that
speak
only
as
of
the
date
hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-
looking
statements
to
reflect
events
or
circumstances
after
the
date
hereof
or
to
reflect
the
occurrence
of
unanticipated
events
or
the
receipt
of
new
information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.